

Quarterly Investor Update

Fiscal 1Q16

July 25, 2016

#MoveForward

SPRINT REPORTS HIGHEST FIRST QUARTER POSTPAID PHONE NET ADDITIONS IN NINE YEARS[1], LOWEST EVER POSTPAID PHONE CHURN, AND POSTPAID NET PORT POSITIVE AGAINST ALL THREE NATIONAL CARRIERS WITH FIRST QUARTER OF FISCAL YEAR 2016 RESULTS

- *Postpaid phone net additions of 173,000 are the fourth consecutive quarter of positive net additions*
    - *Postpaid phone churn of 1.39 percent is the best in company history and improved year-over-year for the sixth consecutive quarter*
    - *Postpaid net port positive against all three national carriers for the first time in over five years*

- *Net loss of $302 million, Operating income of $361 million and Adjusted EBITDA* of $2.5 billion*
    - *Over $550 million of year-over-year reduction in cost of service and selling, general, and administrative expenses*

- *Net cash provided by operating activities of $542 million improved by more than $400 million year-over-year; Adjusted free cash flow* of $466 million grew by $2.7 billion year-over-year*

- *Delivering financial flexibility with nearly $11 billion of liquidity, including $5.1 billion of cash, cash equivalents and short-term investments*
    - *Successfully raised $5.8 billion of liquidity in the quarter, including $2.2 billion of network-related financing, $1.1 billion from the second transaction with Mobile Leasing Solutions, LLC (MLS), and $2.5 billion under a new unsecured financing facility*

- *LTE Plus Network now available in 237 markets*
    - *2.5GHz spectrum now carries more of Sprint's LTE traffic than any other spectrum band*

"We had another quarter of solid progress in our turnaround with the highest first quarter postpaid phone net additions in nine years[1], the lowest postpaid phone churn in company history, and finally being postpaid net port positive against all three national carriers after five years. We also grew wireless net operating revenue year-over-year while aggressively reducing the cash operating expenses of the business and our network is performing better than ever."

Marcelo Claure, Sprint CEO



The Sprint Quarterly Investor Update is a publication of the Sprint Investor Relations department, which can be reached by phone at 1-800-259-3755 or via e-mail at investor.relations@sprint.com.

Trended financial performance metrics can also be found on our Investor Relations website at **sprint.com/investors**.

[1] Excludes Nextel migrations

CUSTOMER METRICS

The company ended the quarter with over 59.4 million connections, including 30.9 million postpaid, 14.0 million prepaid, and 14.5 million wholesale and affiliate connections. The Sprint platform had 377,000 net additions in the current quarter compared with 447,000 in the previous quarter and 675,000 in the year-ago period. The company has added nearly 2.4 million Sprint platform net additions over the last four quarters.

Postpaid^

- **Net additions** were 180,000 during the quarter compared to 310,000 in the year-ago period and 56,000 in the prior quarter. The year-over-year decline was driven by tablet net losses in the current quarter, partially offset by higher phone net additions. The sequential increase was primarily driven by lower postpaid phone churn.
- **Postpaid churn** of 1.56 percent for the current quarter was flat compared to the year-ago period and decreased from 1.72 percent in the prior quarter. Year-over-year, lower phone churn was offset by higher tablet churn related to fewer promotional offers. The 16 basis point sequential improvement was primarily driven by seasonality, as well as a benefit from a higher number of deactivations in the previous quarter that resulted from a cost saving initiative to limit the number of postpaid payment arrangements for a specific set of customers.
- **Postpaid phone churn** of 1.39 percent, a record low, compared to 1.49 percent in the year-ago period and 1.56 percent in the prior quarter. The sequential and year-over-year improvements in postpaid phone churn were driven by continued focus on the quality of customers, as well as continually improving network experience.


Total Connections^
Net Additions (In Thousands)
End of Period (In Millions)
56.8
57.9
58.4
58.8
59.4
675
1,056
491
447
377
1QFY15
2QFY15
3QFY15
4QFY15
1QFY16


Postpaid Net Adds^
In Thousands
310
378
501
56
180
1QFY15
2QFY15
3QFY15
4QFY15
1QFY16


Postpaid Total Churn and Postpaid Phone Churn^
Postpaid Phone Churn
Postpaid Total Churn
1.56%
1.54%
1.62%
1.72%
1.56%
1.49%
1.49%
1.53%
1.56%
1.39%
1QFY15
2QFY15
3QFY15
4QFY15
1QFY16

^ indicates results specific to Sprint Platform



Postpaid Phone Net Adds (Losses)^
In Thousands

- **Phone net additions** of 173,000 compared to net losses of 12,000 for the year-ago period and net additions of 22,000 in the prior quarter. The year-over-year improvement was primarily driven by lower phone churn combined with higher gross additions, while the sequential increase was primarily driven by seasonally lower phone churn. This quarter was the fourth consecutive quarter of positive phone net additions and the company ended the quarter with 25.3 million phone connections.

- **Tablet net losses** were 31,000 in the quarter compared to net additions of 271,000 in the year-ago period and net losses of 36,000 in the prior quarter. The year-over-year decline was mostly due to lower gross additions and higher tablet churn rates as the company continues to focus on growing phone connections. The company ended the quarter with 3.1 million tablet connections.



Average Postpaid Subscribers per Account^

- **Average Postpaid Subscribers per Account** of 2.73 at quarter end compared to 2.67 in the prior year period and 2.72 in the prior quarter.

Prepaid^

- **Net losses** of 331,000 during the quarter compared to net losses of 366,000 in the year-ago quarter and net losses of 264,000 in the prior quarter. The losses improved slightly compared to the year-ago period, while the sequential decline was mostly driven by seasonably lower gross additions. The company continues to shift emphasis to higher value contribution brands such as Boost.

- **Churn** was 5.55 percent compared to 5.08 percent for the year-ago period and 5.65 percent for the prior quarter. The increase year-over-year was primarily due to an increase in competitive offers in the market.

Wholesale & Affiliate^

- **Net additions** were 528,000 in the quarter compared to 731,000 in the year-ago quarter and 655,000 in the prior quarter. Connected devices represented the majority of the net additions.



Postpaid Connections^
In Millions

Legend: Phones | Tablets | Other Devices



Retail Sales^
In Millions

Postpaid ▮ Prepaid

(Chart values)
- 1QFY15: 7.3 (4.0 / 3.3)
- 2QFY15: 7.5 (4.1 / 3.4)
- 3QFY15: 8.2 (4.8 / 3.4)
- 4QFY15: 6.9 (3.4 / 3.5)
- 1QFY16: 6.5 (3.3 / 3.2)



Postpaid Device Financing^
- ▮ Lease Percentage of Sales
- ▮ Installment Percentage of Sales
- — Lease and Installment Percentage of Phone Sales

(Chart values)
- 1QFY15: 71% line; 64% (51% lease / 13% installment)
- 2QFY15: 72% line; 64% (51% lease / 13% installment)
- 3QFY15: 71% line; 65% (55% lease / 10% installment)
- 4QFY15: 71% line; 63% (45% lease / 18% installment)
- 1QFY16: 75% line; 69% (44% lease / 25% installment)



Postpaid Tri-band Phones as a Percentage of Phone Connections ^

(Chart values)
- 1QFY15: 46%
- 2QFY15: 54%
- 3QFY15: 64%
- 4QFY15: 69%
- 1QFY16: 73%

SALES

Retail Sales^ were 6.5 million during the quarter compared to 7.3 million in the year-ago quarter and 6.9 million in the prior quarter. Lower postpaid upgrade volumes were the biggest driver of the year-over-year decline, while seasonally lower prepaid sales impacted the sequential change.

Postpaid^

- **Device financing take rate** was 69 percent of postpaid sales for the quarter (44 percent on leasing and 25 percent on installment plans) compared to 64 percent for the year-ago period and 63 percent in the prior quarter. At the end of the quarter, 49 percent of the postpaid connection base was active on a device financing agreement compared to 31 percent in the year-ago quarter and 46 percent in the prior quarter.

- **Phone financing take rate** was 75 percent of phone sales for the quarter compared to 71 percent for the year-ago period and in the prior quarter. At the end of the quarter, 57 percent of the phone connection base was active on a device financing agreement compared to 36 percent in the year-ago quarter and 54 percent in the prior quarter. The percentage of our postpaid phone base on unsubsidized plans was 64 percent at the end of the quarter compared to 44 percent in the year-ago period and 61 percent in the prior quarter.

- **Upgrade rate** was 5.4 percent during the quarter compared to 7.9 percent for the year-ago quarter and 5.9 percent for the prior quarter. The year-over-year decline was driven by a lower percentage of the base being eligible for upgrades.

- **Tri-band LTE phones** represented 73 percent of the 25.3 million ending postpaid phone connection base compared to 46 percent at the end of the year-ago quarter and 69 percent at the end of the prior quarter. During the quarter, 91 percent of postpaid phones sold were tri-band.

- **Smartphones** represented 93 percent of the ending postpaid phone connection base compared to 89 percent at the end of the year-ago quarter and 92 percent at the end of the prior quarter. During the quarter, 97 percent of postpaid phones sold were smartphones.

- **Carrier aggregation capable phones,** which allow for higher data speeds, were 74 percent of postpaid phones sold during the quarter, increasing the number of these phones within the phone base to 35 percent.



PC
PCMAG.COM
FASTEST MOBILE NETWORK 2016

NETWORK

Sprint aims to unlock the value of the U.S.'s largest spectrum holding by densifying and optimizing its network to provide customers the best experience. The Sprint LTE Plus Network, which combines a rich tri-band spectrum portfolio with the LTE Advanced features of carrier aggregation and antenna beamforming, launched in 33 additional markets, increasing the total to 237 markets across the country.

Sprint's LTE Plus Network expansion and its densification and optimization strategy have driven significant improvements in both data speeds and network reliability as noted by several third party sources.





- Sprint's LTE Plus Network continued to outperform Verizon, AT&T, and T-Mobile by delivering the fastest LTE download speeds based on recent crowd-sourced data from Nielsen.[2] Additionally, Sprint's reliability beat T-Mobile and performed within 1 percent of AT&T and Verizon.[3]
- Independent mobile analytics firm RootMetrics® awarded Sprint 75 percent more first place Network Reliability RootScore® Awards (from 24 to 42) in the 125 markets measured in the first half of 2016 compared to the prior testing period, including wins in Chicago, Houston, and Atlanta.[4]
- Sprint's reliability beat Verizon and its average download speeds beat AT&T and T-Mobile, according to *PC Magazine's* Fastest Mobile Networks 2016 report.

Sprint's deployment of 2.5GHz spectrum has become an integral part of how the company meets the growing data usage and speed demands of its customers, as that spectrum band now carries the highest percentage of Sprint's LTE data traffic.



ROOT Metrics™
First Place Network Reliability
RootScore® Awards*
75%
2H 2015
1H 2016

Network Reliability Improvement Trend
<1%
2014 Drive Test 1
2015 Drive Test 1
Latest Drive Test
AT&T
Sprint
T-Mobile
Verizon
Source: Average network reliability (voice & data) based on Sprint's analysis of Nielsen drive test data in the top 106 metro markets.
Sprint

---

[2] Average LTE download speeds based on Sprint analysis of Nielsen Mobile Performance (NMP) data for downloads (150KB+) – NMP 44 Market View (over 155 million POPs).

[3] Based on Sprint's analysis of latest Nielsen drive test data for average network reliability (voice & data) in top 106 markets.

[4] Rankings based on RootMetrics 125 Metro RootScore Reports (January-June 2016) for mobile performance as tested on best available plans and devices on 4 mobile networks across all available network types. Your experience may vary. The RootMetrics awards are not an endorsement of Sprint. Visit www.rootmetrics.com.



Net Operating Revenues
Dollars In Billions

1QFY15	2QFY15	3QFY15	4QFY15	1QFY16
$8.0	$8.0	$8.1	$8.1	$8.0

Revenues

- **Net operating revenues** of $8 billion for the quarter have stabilized over the last five quarters and were relatively flat both year-over-year and sequentially. Year-over-year declines in wireless and wireline service revenue are offset by growth in equipment revenue primarily driven by higher leasing revenue.

- **Wireless service revenue** of $6.1 billion declined $449 million year-over-year and $53 million sequentially. The year-over-year decrease was driven by lower postpaid phone Average Revenue Per User (ARPU)^, as customers continued to migrate to lower priced rate plans offered in conjunction with device financing, and lower prepaid service revenues, partially offset by growth in the postpaid phone customer base. The sequential decline was mostly driven by lower prepaid revenue, as postpaid wireless revenue has stabilized around $4.8 billion.

- **Wireline revenues** of $545 million for the quarter declined $85 million year-over-year and $17 million sequentially. The year-over-year decline was primarily driven by lower voice rates and volumes as the company continues to de-emphasize certain voice services.

- **Postpaid Phone Average Billings Per User (ABPU)^*** of $72.17 for the quarter increased 3 percent year-over-year and 1 percent sequentially. The increases are primarily related to higher lease revenue associated with device financing, partially offset by a shift to lower priced rate plans offered in conjunction with device financing options.

- **Postpaid Average Billings Per Account (ABPA)^*** of $170.56 for the quarter increased 4 percent year-over-year and 1 percent sequentially. The year-over-year increase was due to higher lease revenue, in addition to growth in lines per account, partially offset by lower priced rate plans offered in conjunction with device financing options.

- **Prepaid Average Revenue Per User (ARPU)^** of $27.34 for the quarter decreased 2 percent year-over-year and 1 percent sequentially.



Postpaid Phone Average Billings Per User (ABPU)^* ■ Service ■ Equipment

1QFY15	2QFY15	3QFY15	4QFY15	1QFY16
$69.91	$70.62	$70.99	$71.53	$72.17



Postpaid Average Billings Per Account (ABPA)^* ■ Service ■ Equipment

1QFY15	2QFY15	3QFY15	4QFY15	1QFY16
$164.63	$166.26	$167.11	$168.49	$170.56



Cost of Services
Dollars In Billions

1QFY15	2QFY15	3QFY15	4QFY15	1QFY16
$2.4	$2.5	$2.3	$2.2	$2.1



Cost of Products
Dollars In Billions

1QFY15	2QFY15	3QFY15	4QFY15	1QFY16
$1.4	$1.3	$1.6	$1.6	$1.4



Selling, General, and Administrative
Dollars In Billions

1QFY15	2QFY15	3QFY15	4QFY15	1QFY16
$2.2	$2.2	$2.1	$1.9	$1.9

Operating Expenses

- **Cost of services** of $2.1 billion for the quarter decreased $294 million year-over-year and $146 million sequentially. Both the year-over-year and sequential decreases were driven by a reduction in network expenses, including the shutdown of the WiMax network. The year-over-year decrease was also impacted by lower wireline costs, consistent with our decision to de-emphasize certain voice services, as well as lower wireless roaming expenses.

- **Cost of products** of $1.4 billion for the quarter increased $54 million year-over-year and declined $132 million sequentially. While relatively flat year-over-year, lower retail upgrade volumes were offset by lease payments associated with the first sale-leaseback transaction with Mobile Leasing Solutions, LLC (MLS). The sequential decrease was primarily due to seasonally lower prepaid sales compared to the prior quarter.

- **Selling, general and administrative expenses (SG&A)** of $1.9 billion for the quarter decreased by $270 million year-over-year and $22 million sequentially. The year-over-year expense reductions were across several areas of the business, including lower marketing, bad debt, information technology, and customer care expenses.

- **Other, net** of $249 million for the quarter increased $256 million year-over-year and decreased $187 million sequentially. The year-over-year increase was driven primarily by non-recurring contract termination costs related to the termination of our pre-existing wholesale arrangement with Ntelos Holding Corp., and a loss on leased devices, with only the latter impacting Adjusted EBITDA* results. The sequential decrease was driven by lower charges, as the contract termination costs this quarter were less than the WiMAX service shutdown charge from the previous quarter, and a reduction in the loss on leased devices.

- **Depreciation and amortization** expense of $2.0 billion for the quarter increased $379 million year-over-year and $75 million sequentially. The year-over-year and sequential increases were primarily related to depreciation of devices associated with our leasing options. Leased device depreciation was $644 million in the quarter, $276 million in the prior year, and $550 million in the prior quarter. Due to its off-balance sheet treatment, devices sold in the first transaction with MLS no longer recognize device depreciation and lease payments associated with the devices are recognized in cost of products. Depreciation expense will continue to be recognized on devices sold in the second MLS transaction due to its on-balance sheet treatment.



Depreciation and Amortization
Dollars In Billions

Legend: Network and Other Depreciation, Leased Devices, Amortization

Net Loss, Operating Income and Adjusted EBITDA*

- **Net loss** of $302 million for the quarter compared to a loss of $20 million in the year-ago quarter and $554 million in the prior quarter. The year-over-year change was primarily due to $113 million of non-recurring contract termination charges, which were mostly related to the termination of the pre-existing wholesale arrangement with Ntelos Holding Corp. The sequential improvement was primarily driven by lower charges, as the contract termination costs this quarter were less than the WiMAX service shutdown charge from the previous quarter.

- **Operating income** of $361 million compares to operating income of $501 million in the year-ago quarter and $8 million in the prior quarter. The year-over-year decrease was due to higher leased device depreciation expense and higher charges, partially offset by higher Adjusted EBITDA*. Adjusting for the aforementioned contract termination charges related to the pre-existing wholesale arrangement with Ntelos Holding Corp. in the current quarter, operating income would have been relatively flat year-over-year. The sequential improvement was due to higher Adjusted EBITDA* combined with lower charges.

- **Adjusted EBITDA*** was $2.5 billion for the quarter, compared to $2.1 billion in the year-ago quarter and $2.2 billion in the prior quarter. Adjusted EBITDA* increased 18 percent year-over-year, driven primarily by expense reductions, including over $550 million in cost of services and SG&A expenses. Sequentially, Adjusted EBITDA* increased by 14 percent, mostly due to lower cost of services and cost of product expenses.



Adjusted EBITDA*
Dollars In Billions

Capital Expenditures & Free Cash Flow*

- **Cash capital expenditures** were approximately $900 million in the quarter compared to $2.3 billion in the year-ago quarter and $1.3 billion in the prior quarter. Capital expenditures for leased devices were $405 million in the current quarter compared to $544 million in the year-ago quarter and $568 million in the prior quarter. Both the year-over-year and sequential declines in spending were primarily driven by lower network capital expenditures.

- **Cash provided by operating activities** of $542 million for the quarter compared to $128 million in the year-ago quarter and $1.3 billion in the prior quarter. The $414 million improvement from the prior year was driven by expense reductions and favorable changes to working capital. The $752 million sequential decrease was due to unfavorable working capital changes, partially offset by improved business trends.



Cash Capital Expenditures
Dollars In Billions

Legend: Network, Devices

Adjusted Free Cash Flow *
Dollars In Millions



Liquidity and Debt
Dollars In Billions



- **Adjusted free cash flow*** of positive $466 million for the quarter compared to negative $2.2 billion in the year-ago quarter and positive $603 million in the prior quarter. The $2.7 billion improvement from the prior year was mostly driven by expense reductions, lower capital spending and net proceeds from our second transaction with MLS. The $137 million sequential decrease was driven by unfavorable changes to working capital, partially offset by lower capital spending.

Liquidity & Debt

Sprint took several actions during the quarter to improve its financial flexibility, including successfully raising $2.2 billion of network-related financing, $1.1 billion from a second transaction with MLS, and $2.5 billion under a new unsecured financing facility, which was increased from its original $2 billion amount within the quarter. These transactions helped increase the company's liquidity position to nearly $11 billion at the end of the quarter, including $5.1 billion of cash, cash equivalents and short-term investments. Additionally, the company has $1.1 billion of availability under vendor financing agreements that can be used toward the purchase of 2.5GHz network equipment.

The company continues to pursue additional financing initiatives, including additional handset and receivables financing transactions and a securitization involving a small portion of its spectrum assets.

Financial Outlook

The company continues to expect:

- Operating income of $1 billion to $1.5 billion
- Adjusted EBITDA* of $9.5 billion to $10 billion
- Cash capital expenditures, excluding devices leased through indirect channels, of approximately $3 billion
- Adjusted free cash flow* around break-even

Wireless Operating Statistics (Unaudited)

	Quarter To Date		
	6/30/16	3/31/16	6/30/15
Sprint platform [1]:			
Net additions (losses) (in thousands)			
Postpaid	180	56	310
Prepaid	(331)	(264)	(366)
Wholesale and affiliate	528	655	731
Total Sprint platform wireless net additions	**377**	**447**	**675**
End of period connections (in thousands)			
Postpaid [d]	30,945	30,951	30,016
Prepaid [d]	13,974	14,397	15,340
Wholesale and affiliate [d]	14,534	13,458	11,456
Total Sprint platform end of period connections	**59,453**	**58,806**	**56,812**
Churn			
Postpaid	1.56%	1.72%	1.56%
Prepaid	5.55%	5.65%	5.08%
Supplemental data - connected devices			
End of period connections (in thousands)			
Retail postpaid	1,822	1,771	1,439
Wholesale and affiliate	9,244	8,575	6,620
Total	**11,066**	**10,346**	**8,059**
Supplemental data - total company			
End of period connections (in thousands)			
Sprint platform [1][d]	59,453	58,806	56,812
Transactions [2]	-	-	856
Total	**59,453**	**58,806**	**57,668**
Sprint platform ARPU [1] [a]			
Postpaid	$ 51.54	$ 51.68	$ 55.48
Prepaid	$ 27.34	$ 27.72	$ 27.81
Sprint platform postpaid phone			
Postpaid phone net additions	173	22	(12)
Postpaid phone end of period connections [d]	25,322	25,316	24,866
Postpaid phone churn	1.39%	1.56%	1.49%

NON-GAAP RECONCILIATION - ABPA*, POSTPAID PHONE ARPU AND ABPU* (Unaudited)
(Millions, except accounts, connections, ABPA*, ARPU, and ABPU*)

	Quarter To Date		
	6/30/16	3/31/16	6/30/15
Sprint platform ABPA* [1]			
Postpaid service revenue	$ 4,778	$ 4,793	$ 4,964
Add: Installment plan billings	264	287	298
Add: Lease revenue	755	662	256
Total for Sprint platform postpaid connections	**$ 5,797**	**$ 5,742**	**$ 5,518**
Sprint platform postpaid accounts (in thousands)	11,329	11,358	11,175
Sprint platform postpaid ABPA* [b]	$ 170.56	$ 168.49	$ 164.63

	Quarter To Date		
	6/30/16	3/31/16	6/30/15
Sprint platform postpaid phone ARPU and ABPU* [1]			
Postpaid phone service revenue	$ 4,489	$ 4,512	$ 4,682
Add: Installment plan billings	243	268	282
Add: Lease revenue	741	649	249
Total for Sprint platform postpaid phone connections	**$ 5,473**	**$ 5,429**	**$ 5,213**
Sprint platform postpaid average phone connections (in thousands)	25,275	25,297	24,856
Sprint platform postpaid phone ARPU [a]	$ 59.20	$ 59.45	$ 62.79
Sprint platform postpaid phone ABPU* [c]	$ 72.17	$ 71.53	$ 69.91

[a] ARPU is calculated by dividing service revenue by the sum of the monthly average number of connections in the applicable service category. Changes in average monthly service revenue reflect connections for either the postpaid or prepaid service category who change rate plans, the level of voice and data usage, the amount of service credits which are offered to connections, plus the net effect of average monthly revenue generated by new connections and deactivating connections. Sprint platform postpaid phone ARPU represents revenues related to our postpaid phone connections.

[b] Sprint platform postpaid ABPA* is calculated by dividing service revenue earned from connections plus installment plan billings and lease revenue by the sum of the monthly average number of accounts during the period.

[c] Sprint platform postpaid phone ABPU* is calculated by dividing postpaid phone service revenue earned from postpaid phone connections plus installment plan billings and lease revenue by the sum of the monthly average number of postpaid phone connections during the period.

[d] As part of the transaction involving Shenandoah Telecommunications Company (Shentel), 186,000 and 92,000 subscribers were transferred from postpaid and prepaid, respectively, to affiliates and an additional 270,000 subscribers were acquired from Shentel, which were acquired from their purchase of nTelos.

Wireless Device Financing Summary (Unaudited)

(Millions, except sales, connections, and sales and connections mix)

	Quarter To Date		
	6/30/16	3/31/16	6/30/15
Postpaid sales (in thousands)	3,268	3,438	4,040
Postpaid sales mix			
Subsidy/other	31%	37%	36%
Installment plans	25%	18%	13%
Leasing	44%	45%	51%
Postpaid connections (in thousands)	30,945	30,951	30,016
Postpaid connections mix			
Subsidy/other	51%	54%	69%
Installment plans	13%	13%	15%
Leasing	36%	33%	16%
Installment plans			
Installment sales financed	$ 407	$ 311	$ 255
Installment billings	264	287	298
Installments receivables, net	-	-	1,234
Leasing			
Lease revenue	$ 755	$ 662	$ 256
Lease depreciation	644	550	276
Leased device additions:			
Cash paid for capital expenditures - leased devices	$ 405	$ 568	$ 544
Transfers from inventory - leased devices	541	621	808
Leased devices in property, plant and equipment, net	$ 3,766	$ 3,645	$ 2,829
Leased device net proceeds			
Proceeds from MLS sale	$ 1,055	$ -	$ -
Repayments to MLS	(165)	-	-
Proceeds from lease securitization	-	600	-
Repayments of lease securitization	(75)	-	-
Net proceeds from device financings and sales of future lease receivables	$ 815	$ 600	$ -

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(Millions, except per share data)

		Quarter To Date		
		6/30/16	3/31/16	6/30/15
Net operating revenues				
Service revenue	$	6,516 $	6,574 $	7,037
Equipment revenue		1,496	1,497	990
Total net operating revenues		**8,012**	**8,071**	**8,027**
Net operating expenses				
Cost of services (exclusive of depreciation and amortization below)		2,099	2,245	2,393
Cost of products (exclusive of depreciation and amortization below)		1,419	1,551	1,365
Selling, general and administrative		1,917	1,939	2,187
Depreciation - network and other		1,036	1,042	965
Depreciation - leased devices		644	550	276
Amortization		287	300	347
Other, net		249	436	(7)
Total net operating expenses		7,651	8,063	7,526
Operating income		**361**	**8**	**501**
Interest expense		(615)	(552)	(542)
Other income, net		8	5	4
Loss before income taxes		**(246)**	**(539)**	**(37)**
Income tax (expense) benefit		(56)	(15)	17
Net loss	$	**(302)** $	**(554)** $	**(20)**
Basic and diluted net loss per common share	$	**(0.08)** $	**(0.14)** $	**(0.01)**
Weighted average common shares outstanding		3,975	3,972	3,967
Effective tax rate		**-22.8%**	**-2.8%**	**45.9%**

NON-GAAP RECONCILIATION - NET LOSS TO ADJUSTED EBITDA* (Unaudited)

(Millions)

		Quarter To Date		
		6/30/16	3/31/16	6/30/15
Net loss	$	**(302)** $	**(554)** $	**(20)**
Income tax expense (benefit)		56	15	(17)
Loss before income taxes		**(246)**	**(539)**	**(37)**
Other income, net		(8)	(5)	(4)
Interest expense		615	552	542
Operating income		**361**	**8**	**501**
Depreciation - network and other		1,036	1,042	965
Depreciation - leased devices		644	550	276
Amortization		287	300	347
EBITDA* [3]		**2,328**	**1,900**	**2,089**
Loss from asset dispositions and exchanges, net [4]		-	81	-
Severance and exit costs [5]		16	162	13
Contract terminations [6]		113	-	-
Litigation [7]		-	15	-
Reduction in liability - U.S. Cellular asset acquisition [8]		-	-	(20)
Adjusted EBITDA* [3]	$	**2,457** $	**2,158** $	**2,082**
Adjusted EBITDA margin*		**37.7%**	**32.8%**	**29.6%**
Selected items:				
Cash paid for capital expenditures - network and other	$	473 $	722 $	1,802
Cash paid for capital expenditures - leased devices	$	405 $	568 $	544

WIRELESS STATEMENTS OF OPERATIONS (Unaudited)

(Millions)

		Quarter To Date	
	6/30/16	3/31/16	6/30/15
Net operating revenues			
Service revenue			
Sprint platform [1]:			
Postpaid	$ 4,778	$ 4,793	$ 4,964
Prepaid	1,165	1,203	1,300
Wholesale, affiliate and other	158	155	181
Total Sprint platform	6,101	6,151	6,445
Total transactions [2]	-	3	105
Total service revenue	6,101	6,154	6,550
Equipment revenue	1,496	1,497	990
Total net operating revenues	**7,597**	**7,651**	**7,540**
Net operating expenses			
Cost of services (exclusive of depreciation and amortization below)	1,784	1,922	2,005
Cost of products (exclusive of depreciation and amortization below)	1,419	1,551	1,365
Selling, general and administrative	1,834	1,868	2,096
Depreciation - network and other	985	991	917
Depreciation - leased devices	644	550	276
Amortization	287	300	347
Other, net	249	434	(8)
Total net operating expenses	7,202	7,616	6,998
Operating income	**$ 395**	**$ 35**	**$ 542**

WIRELESS NON-GAAP RECONCILIATION (Unaudited)

(Millions)

		Quarter To Date	
	6/30/16	3/31/16	6/30/15
Operating income	$ 395	$ 35	$ 542
Loss from asset dispositions and exchanges, net [4]	-	81	-
Severance and exit costs [5]	16	160	12
Contract terminations [6]	113	-	-
Litigation [7]	-	15	-
Reduction in liability - U.S. Cellular asset acquisition [8]	-	-	(20)
Depreciation - network and other	985	991	917
Depreciation - leased devices	644	550	276
Amortization	287	300	347
Adjusted EBITDA* [3]	**$ 2,440**	**$ 2,132**	**$ 2,074**
Adjusted EBITDA margin*	**40.0%**	**34.6%**	**31.7%**
Selected items:			
Cash paid for capital expenditures - network and other	$ 376	$ 577	$ 1,640
Cash paid for capital expenditures - leased devices	$ 405	$ 568	$ 544

WIRELINE STATEMENTS OF OPERATIONS (Unaudited)
(Millions)

		Quarter To Date	
	6/30/16	3/31/16	6/30/15
Net operating revenues			
Voice	$ 181	$ 194	$ 233
Data	43	37	49
Internet	302	316	328
Other	19	15	20
Total net operating revenues	**545**	**562**	**630**
Net operating expenses			
Costs of services (exclusive of depreciation and amortization below)	448	467	534
Selling, general and administrative	78	74	87
Depreciation and amortization	49	50	46
Other, net	-	3	1
Total net operating expenses	575	594	668
Operating loss	$ (30)	$ (32)	$ (38)

WIRELINE NON-GAAP RECONCILIATION (Unaudited)
(Millions)

		Quarter To Date	
	6/30/16	3/31/16	6/30/15
Operating loss	$ (30)	$ (32)	$ (38)
Severance and exit costs [5]	-	3	1
Depreciation and amortization	49	50	46
Adjusted EBITDA*	$ 19	$ 21	$ 9
Adjusted EBITDA margin*	**3.5%**	**3.7%**	**1.4%**
Selected items:			
Cash paid for capital expenditures - network and other	$ 20	$ 74	$ 68

CONDENSED CONSOLIDATED CASH FLOW INFORMATION (Unaudited)**

(Millions)

		Quarter To Date			
		6/30/16		3/31/16	6/30/15
Operating activities					
Net loss	$	(302) $		(554) $	(20)
Depreciation and amortization		1,967		1,892	1,588
Provision for losses on accounts receivable		93		70	163
Share-based and long-term incentive compensation expense		15		17	18
Deferred income tax expense (benefit)		46		3	(13)
Amortization of long-term debt premiums, net		(80)		(80)	(78)
Loss on disposal of property, plant and equipment		120		259	-
Contract terminations		96		-	-
Other changes in assets and liabilities:					
Accounts and notes receivable		(106)		(181)	(1,683)
Inventories and other current assets		(98)		(900)	(315)
Deferred purchase price from sale of receivables		(117)		430	1,184
Accounts payable and other current liabilities		(1,016)		242	(867)
Non-current assets and liabilities, net		(159)		(1)	83
Other, net		83		97	68
Net cash provided by operating activities		**542**		**1,294**	**128**
Investing activities					
Capital expenditures - network and other		(473)		(722)	(1,802)
Capital expenditures - leased devices		(405)		(568)	(544)
Expenditures relating to FCC licenses		(15)		(23)	(26)
Change in short-term investments, net		(1,304)		41	(37)
Proceeds from sales of assets and FCC licenses		27		26	1
Other, net		(25)		(4)	(3)
Net cash used in investing activities		**(2,195)**		**(1,250)**	**(2,411)**
Financing activities					
Proceeds from debt and financings		3,255		600	346
Repayments of debt, financing and capital lease obligations		(294)		(172)	(26)
Debt financing costs		(175)		(10)	(1)
Other, net		6		4	14
Net cash provided by financing activities		**2,792**		**422**	**333**
Net increase (decrease) in cash and cash equivalents		**1,139**		**466**	**(1,950)**
Cash and cash equivalents, beginning of period		**2,641**		**2,175**	**4,010**
Cash and cash equivalents, end of period	$	**3,780** $		**2,641** $	**2,060**

RECONCILIATION TO CONSOLIDATED FREE CASH FLOW* (NON-GAAP) (Unaudited)

(Millions)

		Quarter To Date			
		6/30/16		3/31/16	6/30/15
Net cash provided by operating activities	$	**542** $		**1,294** $	**128**
Capital expenditures - network and other		(473)		(722)	(1,802)
Capital expenditures - leased devices		(405)		(568)	(544)
Expenditures relating to FCC licenses, net		(15)		(23)	(26)
Proceeds from sales of assets and FCC licenses		27		26	1
Other investing activities, net		(25)		(4)	(3)
Free cash flow*	$	**(349)** $		**3** $	**(2,246)**
Net proceeds from device financings and sales of future lease receivables		815		600	-
Adjusted free cash flow*	$	**466** $		**603** $	**(2,246)**

**Certain prior period amounts have been reclassified to conform to the current period presentation.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(Millions)

	6/30/16	3/31/16
ASSETS		
Current assets		
Cash and cash equivalents	$ 3,780	$ 2,641
Short-term investments	1,304	-
Accounts and notes receivable, net	1,113	1,099
Device and accessory inventory	816	1,173
Prepaid expenses and other current assets	1,949	1,920
Total current assets	8,962	6,833
Property, plant and equipment, net	19,715	20,297
Goodwill	6,575	6,575
FCC licenses and other	40,175	40,073
Definite-lived intangible assets, net	4,157	4,469
Other assets	811	728
Total assets	$ 80,395	$ 78,975
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 1,841	$ 2,899
Accrued expenses and other current liabilities	4,245	4,374
Current portion of long-term debt, financing and capital lease obligations	5,603	4,690
Total current liabilities	11,689	11,963
Long-term debt, financing and capital lease obligations	31,354	29,268
Deferred tax liabilities	14,006	13,959
Other liabilities	3,844	4,002
Total liabilities	60,893	59,192
Stockholders' equity		
Common stock	40	40
Treasury shares, at cost	-	(3)
Paid-in capital	27,582	27,563
Accumulated deficit	(7,680)	(7,378)
Accumulated other comprehensive loss	(440)	(439)
Total stockholders' equity	19,502	19,783
Total liabilities and stockholders' equity	$ 80,395	$ 78,975

NET DEBT* (NON-GAAP) (Unaudited)

(Millions)

	6/30/16	3/31/16
Total debt	$ 36,957	$ 33,958
Less: Cash and cash equivalents	(3,780)	(2,641)
Less: Short-term investments	(1,304)	-
Net debt*	$ 31,873	$ 31,317

SCHEDULE OF DEBT (Unaudited)
(Millions)

ISSUER	MATURITY	6/30/16 PRINCIPAL
Sprint Corporation		
7.25% Senior notes due 2021	09/15/2021	$ 2,250
7.875% Senior notes due 2023	09/15/2023	4,250
7.125% Senior notes due 2024	06/15/2024	2,500
7.625% Senior notes due 2025	02/15/2025	1,500
Sprint Corporation		**10,500**
Sprint Communications, Inc.		
Export Development Canada Facility (Tranche 4)	12/15/2017	250
Export Development Canada Facility (Tranche 3)	12/17/2019	300
6% Senior notes due 2016	12/01/2016	2,000
9.125% Senior notes due 2017	03/01/2017	1,000
8.375% Senior notes due 2017	08/15/2017	1,300
9% Guaranteed notes due 2018	11/15/2018	3,000
7% Guaranteed notes due 2020	03/01/2020	1,000
7% Senior notes due 2020	08/15/2020	1,500
11.5% Senior notes due 2021	11/15/2021	1,000
9.25% Debentures due 2022	04/15/2022	200
6% Senior notes due 2022	11/15/2022	2,280
Sprint Communications, Inc.		**13,830**
Sprint Capital Corporation		
6.9% Senior notes due 2019	05/01/2019	1,729
6.875% Senior notes due 2028	11/15/2028	2,475
8.75% Senior notes due 2032	03/15/2032	2,000
Sprint Capital Corporation		**6,204**
Clearwire Communications LLC		
14.75% First-priority senior secured notes due 2016	12/01/2016	300
8.25% Exchangeable notes due 2040	12/01/2040	629
Clearwire Communications LLC		**929**
Secured equipment credit facilities	2017 - 2021	**773**
Financing obligations	2017 - 2021	**3,833**
Capital leases and other obligations	2016 - 2023	**492**
Total principal		**36,561**
Net premiums and debt financing costs		**396**
Total debt		**$ 36,957**



Debt Maturities as of June 30, 2016 *

*This table excludes (i) our unsecured revolving credit facility, which will expire in 2018 and has no outstanding balance, (ii) $326M in letters of credit outstanding under the revolving credit facility, (iii) our $2.5 billion unsecured credit facility, which will expire in 2017 and has no outstanding balance, (iv) outstanding financing obligations of approximately $3.8 billion, (v) $492 million of capital leases and other obligations, and (vi) net premiums and debt financing costs.

NOTES TO THE FINANCIAL INFORMATION (Unaudited)

(1) Sprint platform refers to the Sprint network that supports the wireless service we provide through our multiple brands.

(2) Postpaid and prepaid connections from transactions are defined as retail postpaid and prepaid connections acquired from Clearwire in July 2013 who had not deactivated or been recaptured on the Sprint platform.

(3) As more of our customers elect to lease a device rather than purchasing one under our subsidized program, there is a significant positive impact to EBITDA* and Adjusted EBITDA* from direct channel sales primarily due to the fact the cost of the device is not recorded as cost of products but rather is depreciated over the customer lease term. Under our device leasing program for the direct channel, devices are transferred from inventory to property and equipment and the cost of the leased device is recognized as depreciation expense over the customer lease term to an estimated residual value. The customer payments are recognized as revenue over the term of the lease. Under our subsidized program, the cash received from the customer for the device is recognized as equipment revenue at the point of sale and the cost of the device is recognized as cost of products. During the three-month period ended June 30, 2016, we leased devices through our Sprint direct channels totaling approximately $540 million, which would have increased cost of products and reduced EBITDA* if they had been purchased under our subsidized program. Also, during the three-month period ended June 30, 2016, the equipment revenue derived from customers electing to finance their devices through device leasing or installment billing programs in our direct channel was 67%.

The impact to EBITDA* and Adjusted EBITDA* resulting from the sale of devices under our installment billing program is neutral except for the impact from the time value of money element related to the imputed interest on the installment receivable.

(4) During the fourth quarter of fiscal year 2015, we recorded losses on dispositions of assets primarily related to network development costs that are no longer relevant as a result of changes in the Company's network plans.

(5) Severance and exit costs consist of lease exit costs primarily associated with tower and cell sites, access exit costs related to payments that will continue to be made under our backhaul access contracts for which we will no longer be receiving any economic benefit, and severance costs associated with reduction in our work force.

(6) Contract terminations primarily relate to the termination of our pre-existing wholesale arrangement with Ntelos Holding Corp.

(7) For the fourth quarter of fiscal year 2015, litigation activity is a result of unfavorable developments in connection with pending litigation.

(8) As a result of the U.S. Cellular asset acquisition, we recorded a liability related to network shut-down costs, which primarily consisted of lease exit costs, for which we agreed to reimburse U.S. Cellular. During the third quarter of fiscal year 2014, we identified favorable trends in actual costs and, as a result, reduced the liability resulting in a gain of approximately $41 million. During the first quarter of fiscal year 2015, we revised our estimate and, as a result, reduced the liability resulting in approximately $20 million of income.

*FINANCIAL MEASURES

Sprint provides financial measures determined in accordance with GAAP and adjusted GAAP (non-GAAP). The non-GAAP financial measures reflect industry conventions, or standard measures of liquidity, profitability or performance commonly used by the investment community for comparability purposes. These measurements should be considered in addition to, but not as a substitute for, financial information prepared in accordance with GAAP. We have defined below each of the non-GAAP measures we use, but these measures may not be synonymous to similar measurement terms used by other companies.

Sprint provides reconciliations of these non-GAAP measures in its financial reporting. Because Sprint does not predict special items that might occur in the future, and our forecasts are developed at a level of detail different than that used to prepare GAAP-based financial measures, Sprint does not provide reconciliations to GAAP of its forward-looking financial measures.

The measures used in this release include the following:

EBITDA is operating income/(loss) before depreciation and amortization. **Adjusted EBITDA** is **EBITDA** excluding severance, exit costs, and other special items. **Adjusted EBITDA Margin** represents Adjusted EBITDA divided by non-equipment net operating revenues for Wireless and Adjusted EBITDA divided by net operating revenues for Wireline. We believe that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information to investors because they are an indicator of the strength and performance of our ongoing business operations. While depreciation and amortization are considered operating costs under GAAP, these expenses primarily represent non-cash current period costs associated with the use of long-lived tangible and definite-lived intangible assets. Adjusted EBITDA and Adjusted EBITDA Margin are calculations commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the telecommunications industry.

Sprint Platform Postpaid ABPA is average billings per account and calculated by dividing postpaid service revenue earned from postpaid customers plus installment plan billings and lease revenue by the sum of the monthly average number of postpaid accounts during the period. We believe that ABPA provides useful information to investors, analysts and our management to evaluate average Sprint platform postpaid customer billings per account as it approximates the expected cash collections, including installment plan billings and lease revenue, per postpaid account each month.

Sprint Platform Postpaid Phone ABPU is average billings per postpaid phone user and calculated by dividing service revenue earned from postpaid phone customers plus installment plan billings and lease revenue by the sum of the monthly average number of postpaid phone connections during the period. We believe that ABPU provides useful information to investors, analysts and our management to evaluate average Sprint platform postpaid phone customer billings as it approximates the expected cash collections, including installment plan billings and lease revenue, per postpaid phone user each month.

Free Cash Flow is the cash provided by operating activities less the cash used in investing activities other than short-term investments, including changes in restricted cash, if any, and excluding the sale-leaseback of devices. **Adjusted Free Cash Flow** is **Free Cash Flow** plus the proceeds from device financings and sales of future lease receivables, net of repayments. We believe that Free Cash Flow and Adjusted Free Cash Flow provide useful information to investors, analysts and our management about the cash generated by our core operations and net proceeds obtained to fund certain leased devices, respectively, after interest and dividends, if any, and our ability to fund scheduled debt maturities and other financing activities, including discretionary refinancing and retirement of debt and purchase or sale of investments.

Net Debt is consolidated debt, including current maturities, less cash and cash equivalents, short-term investments and, if any, restricted cash. We believe that Net Debt provides useful information to investors, analysts and credit rating agencies about the capacity of the company to reduce the debt load and improve its capital structure.

SAFE HARBOR

This release includes "forward-looking statements" within the meaning of the securities laws. The words "may," "could," "should," "estimate," "project," "forecast," "intend," "expect," "anticipate," "believe," "target," "plan", "outlook," "providing guidance," and similar expressions are intended to identify information that is not historical in nature. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to our network, connections growth, and liquidity; and statements expressing general views about future operating results — are forward-looking statements. Forward-looking statements are estimates and projections reflecting management's judgment based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. With respect to these forward-looking statements, management has made assumptions regarding, among other things, the development and deployment of new technologies and services; efficiencies and cost savings of new technologies and services; customer and network usage; connection growth and retention; service, speed, coverage and quality; availability of devices; availability of various financings, including any leasing transactions; the timing of various events and the economic environment. Sprint believes these forward-looking statements are reasonable; however, you should not place undue reliance on forward-looking statements, which are based on current expectations and speak only as of the date when made. Sprint undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our company's historical experience and our present expectations or projections. Factors that might cause such differences include, but are not limited to, those discussed in Sprint Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 2016. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

About Sprint:

Sprint (NYSE: S) is a communications services company that creates more and better ways to connect its customers to the things they care about most. Sprint served more than 59.4 million connections as of June 30, 2016 and is widely recognized for developing, engineering and deploying innovative technologies, including the first wireless 4G service from a national carrier in the United States; leading no-contract brands including Virgin Mobile USA, Boost Mobile, and Assurance Wireless; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. Sprint has been named to the Dow Jones Sustainability Index (DJSI) North America for the past five years. You can learn more and visit Sprint at www.sprint.com or www.facebook.com/sprint and www.twitter.com/sprint.